SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2009

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission File Number 000-33384

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

ESSA Bank & Trust 401(k) Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ESSA Bancorp, Inc.
200 Palmer Street
Stroudsburg, PA 18360-0160

ESSA BANK & TRUST 401(k) PLAN

STROUDSBURG, PENNSYLVANIA

AUDIT REPORT

DECEMBER 31, 2009

ESSA BANK & TRUST 401(k) PLAN
DECEMBER 31, 2009

Page Number
Report of Independent Registered Public Accounting Firm	1
Statement of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4 - 8
Supplemental Information	9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
ESSA Bank & Trust
Stroudsburg, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the ESSA Bank & Trust 401(k) Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the ESSA Bank & Trust 401(k) Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of Assets Held for Investment Purposes as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ S.R. Snodgrass, A.C.

Wexford, PA
June 29, 2010

ESSA BANK & TRUST 401(k) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2009	2008
ASSETS
Investments, at fair value
ESSA Bancorp, Inc. common stock	$4,254,208	$4,683,515
Mutual funds	2,649,236	1,809,966
Total investments, at fair value	6,903,444	6,493,481

Contributions:
Employer contribution receivable	—	8,129
Employees contribution receivable	—	17,528
Total contributions	—	25,657

Net assets available for benefits	$6,903,444	$6,519,138

The accompanying notes are an integral part of these financial statements.

ESSA BANK & TRUST 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2009

ADDITIONS IN NET ASSETS ATTRIBUTED TO:
Investment income:
Net depreciation in fair value of investments	$(311,455)
Interest and dividends on investments	58,759

Total investment income	(252,696)

Contributions:
Contributions by employer	227,527
Contributions by employees	488,560

Total contributions	716,087

Total additions	463,391

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	69,540
Administrative expenses	9,545

Total deductions	79,085

Net increase	384,306

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of the period	6,519,138

End of the period	$6,903,444

The accompanying notes are an integral part of these financial statements.

ESSA BANK & TRUST 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN

The following brief description of the ESSA Bank & Trust 401(k) Plan (the “Plan”) for employees of ESSA Bank & Trust (the “Bank”) is provided for general information purposes only.  Participants should refer to the Plan Document for a more comprehensive description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering the employees of the Bank who have attained the age of 21 and have completed one year of service and 1,000 hours of service.  An employee becomes a participant on either January 1 or July 1, depending on when eligibility requirements are met.  The Plan includes a 401(k) before-tax savings feature, which permits participants to defer compensation under Section 401(k) of the Internal Revenue Code.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions

Employees may elect to contribute any amount up to the maximum percentage allowable, not to exceed the limits of Code Sections 401(k), 402(g), 404, and 415.  The Bank will match 100 percent of the participant’s annual elective deferrals that do not exceed 3 percent of the participant’s compensation, plus 50 percent of the amount of the participant’s annual elective deferrals that do not exceed 5 percent of the participant’s compensation.  The participants may direct their accounts into several different investment options.  Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with Plan earnings.  Allocations are based upon participants’ account balances at the beginning of the valuation period, while forfeitures related to the non-vested portion of the employer contributions are reallocated to remaining participants’ accounts in the ratio of each participant’s compensation in relation to compensation of all participants.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon.  Vesting in the sponsor’s contributions in the Plan made prior to December 1, 2004, is based on completion of credited service years.  A credited service year is considered one in which the participant completed at least 1,000 hours of service.  Such contributions are subject to a six-year graded vesting schedule pursuant to which such amounts vest in 20 percent increments after each completed year of service, beginning after the completion of the second year of service.  Employer contributions made subsequent to December 1, 2004, are immediately vested.

NOTE 1 – DESCRIPTION OF PLAN (Continued)

Payment of Benefits

Upon termination of service, participants whose accounts do not exceed $1,000 may receive a lump-sum amount equal to the value of their account.  Participants whose accounts are between $1,000 and $5,000 may have the balance of their account rolled over into an IRA.  Participants whose vested account balance at the time of termination exceeds $5,000 may receive a lump-sum distribution or an annuity or may defer payments of benefits until April 1 of the calendar year following the calendar year during which the participant reaches age 70 1/2.

Forfeitures

At December 31, 2009 and December 31, 2008, forfeited nonvested accounts totaled $0 and $4, respectively.  These amounts will be utilized to reduce future employer contributions or to pay Plan administrative expenses.  During each of the years ended December 31, 2009 and 2008, no forfeitures were utilized to reduce the employer’s contribution.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting principles followed by the Plan and the methods of applying these principles conform to U.S. generally accepted accounting principles (“GAAP”).

A summary of the significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

Accounting Estimates

The financial statements have been prepared in conformity with U.S. GAAP.  In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts and disclosures.  Actual results could differ significantly from those estimates.

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value.  The fair value of mutual funds is determined using the quoted net asset value of the specified fund.  The fair value of ESSA Bancorp, Inc. common stock is determined based on a quoted market price.

The net appreciation (depreciation) in fair value of investments includes investments purchased, sold, and held during the year.

Purchases and sale of investments are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Administrative Expenses

Administrative expenses of the Plan relating to investment management and recordkeeping fees are paid by the Plan.  Fees relating to accounting and miscellaneous administrative expenses are paid by the Plan’s sponsor.  Such expenses amounted to $12,370 for the year ended December 31, 2009.

NOTE 3 – INVESTMENTS

The Plan investments are administered by Massachusetts Mutual Life Insurance Company (“trustee”).

The fair value of the individual investments that represent 5 percent or more of the Plan’s net assets as of December 31 are as follows:

	2009	2008
	Fair Value	Fair Value

Investments at fair value as determined by quoted market price:
Premium Money Market Fund (Babson)	$493,597	$477,982
ESSA Bancorp, Inc. common stock	4,254,208	4,683,515
Total	$4,747,805	$5,161,497

The Plan’s investments appreciated in fair value for the year ended December 31 as follows:

2009
Investments at fair value as determined by quoted market price:
Mutual funds	$422,420
Common stock	(733,875)
Net depreciation in fair value	$(311,455)

NOTE 4 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of termination of the Plan, participants will become 100 percent vested in their accounts.

NOTE 5 – TAX STATUS

The Plan obtained its latest determination letter on April 23, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter.  However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

NOTE 6 – PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds that are managed by Massachusetts Mutual Life Insurance Company, the defined trustee of the Plan.  Therefore, related transactions qualify as party-in-interest transactions.  Fees paid by the Plan for investment management services amounted to $9,545 for the year ended December 31, 2009.

At December 31, 2009, the Plan held 355,765 shares of ESSA Bancorp, Inc. common stock. Dividends received on these shares in 2009 totaled $58,759.

NOTE 7 – FAIR VALUE MEASUREMENTS

The following disclosures show the hierarchal disclosure framework associated with the level of pricing observations utilized in measuring assets and liabilities at fair value.  The three broad levels defined by U.S. generally accepted accounting principles are as follows:

Level I:	Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level II:
Pricing inputs are other than the quoted prices in active markets, which are either directly or indirectly observable as of the reported date.  The nature of these assets and liabilities includes items for which quoted prices are available but traded less frequently and items that are fair-valued using other financial instruments, the parameters of which can be directly observed.

Level III:	Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

This hierarchy requires the use of observable market data, when available.

The following table presents the assets reported on the Statement of Net Assets at their fair value as of December 31, 2009 and 2008, by level within the fair value hierarchy.  Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	December 31, 2009
	Level I	Level II	Level III	Total
Assets:
Mutual funds	$—	$2,649,236	$—	$2,649,236
Common stock	4,254,208	—	—	4,254,208

Total assets at fair value	$4,254,208	$2,649,236	$—	$6,903,444

	December 31, 2008
	Level I	Level II	Level III	Total
Assets:
Mutual funds	$—	$1,809,966	$—	$1,809,966
Common stock	4,683,515	—	—	$4,683,515

Total assets at fair value	$4,683,515	$1,809,966	$—	6,493,481

NOTE 7 – FAIR VALUE MEASUREMENTS (Continued)

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2009 and 2008.

Common Stocks

Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds

Valued at the net asset value (“NAV”) of shares held by the Plan at year-end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 8 – FAIR VALUE OF FINANCIAL INSTRUMENTS

U.S. GAAP requires the Plan to disclose the estimated fair value of its financial instruments.  Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms.  Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced liquidation or sale.  If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

Investments in mutual funds, common stock and contributions receivable would be considered a financial instrument.  At December 31, 2009 and December 31, 2008, the carrying amounts of these financial instruments approximate fair value.

NOTE 9 – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

ESSA BANK & TRUST 401(k) PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
EMPLOYER IDENTIFICATION NUMBER 24-0568185
PLAN NUMBER - 002
DECEMBER 31, 2009

		Par or Shares	Fair Value
Mutual Funds
*	Aggressive Journey	255	$32,357
*	Premium Core Bond (Babson)	71	123,203
*	Premium Core Value Equity (Babson/OFI)	5	25,089
*	SEI Indexed Equity (Northern Trust)	834	262,154
*	SEI Mid Cap Growth II (TRP)	169	37,647
*	SEI Large Cap Value (Davis)	1,020	167,814
*	Premium International Equity (OFI)	459	196,612
*	Premium High Yield (Babson)	308	44,595
*	Capital Appreciation (OFI)	1,093	227,305
*	Moderate Journey	505	71,547
*	Premier Strategic Income (OFI)	619	122,633
*	Premium Money Market Fund (Babson)	771	493,597
*	New Horizons (T Rowe Price)	360	121,672
*	Conservative Journey	152	23,752
*	Spectrum Growth (T Rowe Price)	142	41,605
*	Premier Cap Appreciation (OFI)	121	17,767
*	Adv SmMid Cap Value(Wls Fargo)	946	91,490
*	Dow Jones Target 2015(SSGA)	1,436	152,643
*	Dow Jones Target 2025(SSGA)	1,184	119,901
*	Dow Jones Target 2035(SSGA)	575	55,974
*	Dow Jones Target Today(SSGA)	626	71,116
*	Large Cap Value (Eaton Vance)	317	23,903
*	NFJ Small Cap Value (Allianz)	420	85,224
*	Ultra Aggressive Journey	10	1,161
*	Int'l New Discovery (MFS)	151	38,475
			2,649,236
Common Stock
*	ESSA Bancorp, Inc. common stock	355,765	4,254,208

	Total		$6,903,444

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ESSA BANK & TRUST 401(k) PLAN
Date: June 29, 2010	By: /s/ Gary S. Olson
Name: Gary S. Olson
Title: Plan Administrator
ESSA Bank & Trust